

December 19, 2023

Bob Loughran
Chief Financial Officer
Greenidge Generation Holdings Inc.
135 Rennell Drive, 3rd Floor
Fairfield, CT 06890

> **Re: Greenidge Generation Holdings Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2022
> File No. 001-40808**

Dear Bob Loughran:

We have reviewed your October 19, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2023 letter.

Form 10-K for the Years Ended December 31, 2022 and 2021

Notes to Consolidated Financial Statements, page F-7

1.
We note your responses to prior comment 1 and prior comment 7 of your August 3, 2023 correspondence that your mining contracts are one-day contracts, that contract inception is each day you provide computing power to the pool, that you receive consideration earned the day following the one-day contract and that the significant majority of crypto currency received from the pool operators is sold within minutes of receipt and the remaining sold during the day received. ASC 606-10-32-21 requires the estimated fair value of noncash consideration be measured at contraction inception (that is, the *date* at which the criteria in paragraph ASC 606-10-25-1 are met). Please address the following:
- Revise your accounting policy in future filings to comply with ASC 606-10-32-21 to measure the fair value of noncash consideration at contract inception (that is, the *date* of each one-day contract) and revise to disclose, if true, that you recognize non-cash

consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception;

- Tell us and disclose in future filings, the time of day you receive your noncash consideration from your pool operator and the time each day you have selected to sell your crypto currency. Given that the Bitcoin exchange trades 24/7, please tell us the specific point in time that you selected to fair value Bitcoin each day (e.g. 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day of the contract (i.e. 0:00:00 to 23:59:59) or the start of the next day; and

- Provide us your SAB 99 analysis assessing the materiality of the misstatement in the historical periods presented comparing the fair value of noncash consideration at contract inception (that is, the *date* of each one-day contract at the same time each day) versus on the date received.

2. We note your response to prior comment 1. Please confirm our understanding, and include the specific disclosures in future filings:

    - Revise your disclosure to indicate how each component of your FPPS contract consideration and or payment mechanism is calculated. In this regard, we note crypto currency block rewards, transaction fees, and mining pool operator fees;

    - We note that your performance obligation is to, "provide computing power to the mining pool." Tell us your consideration for disclosing your performance obligation as, "the service of performing hash computations for the mining pool operator," or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in future filings, if true; and

    - Tell us your consideration of whether each mining pool arrangement, through operation of the provision to terminate at any time without penalty, is a contract that is continuously renewed, and if so, tell us:
        ° Your consideration as to whether the duration of your contracts is less than 24 hours;
        ° Whether the rate of payment remains the same upon renewal; and
        ° Whether your customer's option to renew represents a material right that represents a separate performance obligation as contemplated by ASC 606-10-55-42.

3. We note in your revenue recognition policy disclosure that all mining revenue consideration is constrained until the mining pool operator successfully places a block. Please tell us why you believe the block reward portion of your mining revenues cannot be reasonably estimated. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.

4. We note your response to our prior comment 2. In your response you state that your primary market for selling digital assets is considered to be the exchange platforms currently used to sell your digital assets. Note that under ASC Topic 820-10-35-5A a principal market is presumed to be the market where you would normally sell the asset.

Tell us how you have overcome this presumption or revise your policy to use the exchanges you would normally transact as your principal market. In this regard, we note that CoinMarketCap does not appear to be a market where bitcoin can be sold, and therefore does not appear to be an appropriate selection for your principal market. Please also provide us with your SAB 99 materiality analysis for each period presented, by digital asset, of the aggregate price from exchange platforms versus the price from CoinMarketCap utilized in valuing your digital assets held and potential impairment.

 Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets